

Mail Stop 7010

November 8, 2006

Mr. Brent L. Korb
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

> **RE: Quanex Corporation**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed December 21, 2005**
> **File # 1-5725**

Dear Mr. Korb:

We have reviewed your response letter dated October 2, 2006 and have the following additional comments.

Form 10-K for the fiscal year ended October 31, 2005
Note 6. Inventories, page 49

1. We reviewed your response to our letter dated September 18, 2006. We note that you value your MACSTEEL inventory using both the LIFO and FIFO methods. We asked you to explain the appropriateness of this policy and expressed our concerns regarding the potential impact of using different inventory valuation methods.

    In your response, you indicated your belief that you have a valid business reason for using different inventory valuation methods. You also stated that inventory valued under different methods is not transferred internally and that inventory valuation methods are not considered in determining how to fulfill customer orders.

    GAAP indicates that although it is desirable to use one method to value similar inventories, a mixture of methods may be used when there is a valid business reason for doing so. We urge you to continually consider this guidance as you assess the appropriateness of your inventory valuation policy in the future.

Please be advised that if, in any future period, your earnings are materially impacted, in an unusual way, based on your use of different inventory valuation methods, you should disclose and discuss the impact in MD&A. In addition, if you are aware of any trends in sales patterns, customer activity, raw material prices or selling prices that may be impacted by your inventory valuation methods, please disclose and discuss the impact on a forward looking basis in MD&A.

*   *   *   *

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief